

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Mr. Kenneth Hager
Chief Financial Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105

Re: **DST Systems, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 001-14036

Dear Mr. Hager:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

1.   We note your disclosure on page 147 that you have not provided taxes on approximately $78.1 million of undistributed earnings of foreign subsidiaries. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company's results of operations and financial condition. In this regard, we note that this disclosure would illustrate that some cash and cash equivalents are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. To the extent that the majority of such funds are

held in certain countries, revise to disclose the names of such countries. Refer to Item 303(A)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page 113

2.   We note you state on page 114 that new revenue recognition guidance on multiple element arrangements was adopted by the company on January 1, 2011 and it did not have a significant impact to the company's results. Please tell us what percentage of your revenue is generated by multiple element arrangements under the scope of this new guidance and describe the elements that are typically bundled together in your arrangements. If material, also tell us how often you allocate consideration from these arrangements based on vendor specific objective evidence, third party evidence and best estimated selling price as prescribed by ASC 605-25-30-2. Further, if you rely on best estimated selling price tell us how you determine such amounts and what market and entity-specific factors you consider. Lastly, to the extent multiple element arrangements are significant to your operations; tell us your consideration in expanding your disclosures in future filings to incorporate this additional information.

Note 15. Commitments and Contingencies, page 158

3.   We note your disclosures regarding the regulatory inquiry on the pharmacy claims processing business and the legal claim regarding the 2001 international software development agreement. Please clarify whether there is at least a reasonable possibility that losses in excess of the amounts already accrued for the regulatory inquiry or not accrued as it relates to the software agreement claim, may have been incurred. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, consider either disclosing an estimate of the additional loss or range of loss for these matters (or, if true, stating that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Melissa Feider, Staff Accountant, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief